Donald  J. E. Hunter

9 Wildwood Street,

Kenmore Hills,

Queensland,

Australia.

4069

e-mail address:-

 don.hunter@batepro.com.au

Phone (business hrs):-  +61 7 3320 3357

CONSENT OF AUTHOR

TO:

The Toronto Stock Exchange

The British Columbia Securities Commission

The Alberta Securities Commission

The Ontario Securities Commission

The United States Securities and Exchange Commission (SEC)

I, Donald J. E. Hunter, do hereby consent to the filing, with the regulatory authorities referred to above, of the report titled, “An Updated Preliminary Assessment of the El Boléo Copper Cobalt Project”, dated the 31st January, 2007 (the "Preliminary Assessment") and to extracts from or a summary of the Preliminary Assessment in the written disclosure in the news release and material change report of Baja Mining Corp. being filed.

I also certify that I have read the written disclosure being filed and such written disclosure fairly and accurately represents the information in the Preliminary Assessment that supports the disclosure.

Dated this 16th day of March, 2007

/s/ Donald J. E. Hunter___________

Donald  J. E. Hunter